SilverCrest Reports 127.4m @ 65.6 gpt Ag Eq* at La Joya
Expands Main Mineralized Trend to Northeast and Southwest

TSX-V: SVL OTCQX: STVZF	For Immediate Release

VANCOUVER, BC – May 7, 2012 – SilverCrest Mines Inc. (the “Company”) is pleased to announce the results of a further 16 holes of the Phase II drill program currently underway at its La Joya Property in Durango, Mexico. The Phase II program comprises an estimated 80 holes totaling approximately 15,000 metres. Phase II drilling to date has extended the Main Mineralized Trend (“Trend”) an additional 500 meters to the northwest beyond the area of the current resource of 101.9 million ounces Ag Eq.*(see News release dated March 20, 2012). New results show the Trend expanding an additional 200 metres to the northeast and 100 metres to southwest with the average width increasing from 500 to approximately 700 metres along a strike length of 2,500 metres (see attached figure). Please reference our website at www.silvercrestmines.com for more information, photos and figures on La Joya.

J. Scott Drever, President stated: ”In January we announced an initial Inferred Resource in a portion of the Trend of 57.9 million tonnes grading 28 gpt Ag, 0.18 gpt Au and 0.21% Cu and containing 101.9 million ounces Ag Equivalent*. We have since drilled 23 holes as a part of the second phase of drilling that have successfully expanded mineralization in all lateral directions with the possible expansion of the resource along the Trend. We have begun to drill the area to the southeast of the declared resource which, based on previous historic drilling and our surface sampling results, is expected to host the most attractive mineralized portion of the Trend”.

These further 16 holes have partially tested the eastern and western margins of the northern end of the Trend and have provided in-fill information within the resource area. Silver values range from 2.6 gpt to 255.7 gpt and on a silver equivalent* basis values range from 24.0 gpt to 445.6 gpt Ag Eq. Mineralized intervals range from 3.5 metres to 127.4 metres. True thicknesses of mineralized intercepts can be approximated from previously announced drill holes in associated areas and cross-sections. The most significant assay results are shown in the following table;

HOLE-ID (Az, Dip)	From (m)	To (m)	Length (m)	Ag gpt	Au gpt	Cu %	Ag Eq* gpt	Comments
L J DD11-33 (330, 45)	421.0	433.5	12.5	2.6	0.32	0.08	25.5	NW extension
L J DD12-34 (180, 45)	50.0	76.7	26.7	20.0	0.32	0.14	47.9	NW extension
Includes	61.5	70.4	8.9	31.7	0.48	0.20	72.6
	140.5	146.1	5.7	121.4	0.12	0.83	198.6
L J DD12-35 (180,45)	60.0	68.0	8.0	21.5	0.03	0.01	24.0	Resource In-fill
L J DD12-36 (180, 45)	156.0	185.0	29.0	16.5	0.06	0.14	31.8	Resource In-fill
L J DD12-37 (180, 45)	12.0	16.5	4.5	19.8	0.09	0.18	39.5	Resource In-fill
	44.0	52.0	8.0	13.9	0.12	0.18	35.4
	88.0	91.5	3.5	49.5	0.06	0.26	75.3
	173.9	191.7	17.8	11.8	0.34	0.03	31.1
L J DD12-38 (180, 45)	103.5	108.0	4.5	17.8	0.13	0.13	35.4	Resource In-fill
	139.6	150.0	10.4	7.0	0.43	0.03	31.2
	169.2	189.0	19.8	34.3	0.25	0.23	66.5

L J DD12-39 (0, 90)	32.0	56.0	24.0	20.7	0.02	0.07	27.6	Resource In-fill
L J DD12-40 (180, 45)	29.3	64.8	35.5	17.2	0.08	0.30	47.1	SW extension
Includes	59.7	64.8	5.2	46.7	0.09	1.14	149.1
	92.5	96.0	3.5	24.4	0.09	0.71	90.1
	136.5	144.3	7.8	10.6	0.13	0.17	31.6
L J DD12-41 (180, 45)	0.0	8.0	8.0	26.7	0.10	0.11	40.8	SW extension
	115.5	126.0	10.5	18.6	0.12	0.40	59.1
L J DD12-42 (180, 45)	31.0	158.4	127.4	20.3	0.64	0.16	65.6	Resource In-fill
Includes	35.8	40.0	4.2	255.7	0.72	1.91	455.6
Includes	73.0	88.7	15.7	8.5	3.90	0.06	208.4
L J DD12-43 (180,45)	0.0	115.0	115.0	23.5	0.11	0.17	43.8	Resource In-fill
Includes	3.2	12.1	8.9	85.6	0.21	0.60	147.8
Includes	43.4	50.0	6.7	97.4	0.07	0.67	158.7
	140.5	152.5	12.0	38.6	0.09	0.20	60.1
includes	142.0	152.5	10.5	41.7	0.10	0.21	64.8
L J DD12-44 (180,45)	91.0	104.6	13.6	15.7	0.01	0.12	26.5	NE extension
	288.2	308.0	19.8	13.5	0.10	0.10	26.9
L J DD12-45 (180, 45)	112.9	191.2	78.3	32.2	0.28	0.20	63.1	NE extension
includes	156.2	191.2	35.0	43.8	0.62	0.25	96.0
	223.0	231.0	8.0	37.1	0.80	0.15	89.4
L J DD12-46 (0, 45)	106.6	122.0	15.5	30.5	0.10	0.23	54.8	NE extension
	154.0	169.6	15.6	19.3	0.06	0.11	31.5
	208.2	217.0	8.8	26.6	0.34	0.14	55.7
L J DD12-47 (180, 45)	108.0	132.0	24.0	15.5	0.01	0.16	29.5	NE extension
	175.7	222.6	46.9	34.2	0.32	0.23	70.6
includes	175.7	192.4	16.7	36.5	0.70	0.24	92.5
L J DD12-48 (60, 45)	72.0	84.0	12.0	45.0	0.02	0.52	90.2	NE extension
	193.5	202.5	9.0	38.9	0.01	0.20	56.7
	254.2	259.9	5.7	36.8	0.31	0.29	77.8

* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed.

All sample analyses were completed by ALS Chemex in Zacatecas, Mexico and North Vancouver, BC, Canada.

Holes L J DD12-40 and L J DD12-41 have identified additional mineralization along the Contact Zone which had been previously drilled and defined as mineralization near the contact of Cretaceous sediments and underlying quartz feldspar porphyry stock and dykes. The Contact Zone is exposed at surface and in this area has a northwest-southeast strike approximately one and a half kilometer long with semi-massive to massive sulfide mineralization (primarily chalcopyrite and pyrrhotite) immediately adjacent to contacts. This type of mineralization is similar to that of the nearby producing Penoles’ Sabinas Mine.

Holes L JDD12-44 to 48 have identified additional mineralization in the Northeast portion of the Trend previously identified as the “Esperanza” target. This mineralization is similar to previously defined mantos, structures/stockwork and the Contact Zone although the mantos and structures appear to be fewer in number and somewhat deeper than in the central section of the Trend. Further drilling in this area is required to better define near surface mineralization.

Core samples for holes L J DD12-49 to L J DD12-52 are currently in the laboratory being analyzed. The program is currently drilling at hole L JDD12-53 located on the south central part of the Trend. Assays for the next series of holes will be reported upon receipt and compilation. Several holes contain anomalous molybdenum, tungsten, lead and zinc values over significant widths in the skarn. The significance of these associated mineral zones is being examined.

The Phase II 80 hole drill program is expected to test approximately 2.5 kilometres of the Trend that includes at least the 8 near-vertical structures/stockwork zones, 14 near-horizontally stacked mantos plus the Contact Zone adjacent to the underlying intrusive. Drilling on the southern extension of the Trend has commenced. Based on Company surface mapping, sampling and historic drill hole results, this area is thought to be potentially the highest grade area along the Trend.

The La Joya Deposit currently has estimated Inferred Resources of:

CATEGORY **	CUT OFF GRADE (AG EQ.* GPT)	TONNES (000’s)	AG GPT	AU GPT	CU %	CONTAINED AG OZ (000’s)	CONTAINED AU OZ (000’s)	CONTAINED CU LBS (000’s)	CONTAINED AG EQ. OZ* (000’s)
INFERRED***	15	57,940	28.0	0.18	0.21	51,348	333.4	270,296	101,918
	30	35,500	39.0	0.22	0.30	44,300	246.0	237,500	86,400

* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed.
**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP, and CIM definitions for resources. All numbers are rounded. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.
*** Mineralization boundaries used in the interpretation of the geological model and resource estimates are based on cutoff grades of 15 gpt Ag Eq and 30 gpt Ag Eq using the metal price ratios described above.

Please refer to the January 4, 2012 news release for further details of the Inferred Resource estimate and to the La Joya NI 43-101 Technical Report filed on www.Sedar.com

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL; OTCQX: STVZF) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango State.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
“J. Scott Drever”	Fax:	(604) 694-1761
	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

HOLE-ID (Az, Dip)	From (m)	To (m)	Length (m)	Ag Eq* gpt
L J DD11-33 (330, 45)	421.0	433.5	12.5	25.5
L J DD12-34 (180, 45)	**50.0**	**76.7**	**26.7**	**47.9**
Includes	61.5	70.4	8.9	72.6
	140.5	146.1	5.7	198.6
L J DD12-35 (180,45)	60.0	68.0	8.0	24.0
L J DD12-36 (180, 45)	**156.0**	**185.0**	**29.0**	**31.8**
L J DD12-37 (180, 45)	12.0	16.5	4.5	39.5
	44.0	52.0	8.0	35.4
	88.0	91.5	3.5	75.3
	173.9	191.7	17.8	31.1
L J DD12-38 (180, 45)	103.5	108.0	4.5	35.4
	139.6	150.0	10.4	31.2
	169.2	**189.0**	**19.8**	**66.5**
L J DD12-39 (0, 90)	32.0	56.0	24.0	27.6
L J DD12-40 (180, 45)	**29.3**	**64.8**	**35.5**	**47.1**
Includes	59.7	64.8	5.2	149.1
	92.5	96.0	3.5	90.1
	136.5	144.3	7.8	31.6
L J DD12-41 (180, 45)	0.0	8.0	8.0	40.8
	115.5	126.0	10.5	59.1
L J DD12-42 (180, 45)	**31.0**	**158.4**	**127.4**	**65.6**
Includes	35.8	40.0	4.2	455.6
Includes	73.0	88.7	15.7	208.4
L J DD12-43 (180,45)	**0.0**	**115.0**	**115.0**	**43.8**
Includes	3.2	12.1	8.9	147.8
Includes	43.4	50.0	6.7	158.7
	140.5	152.5	12.0	60.1
includes	142.0	152.5	10.5	64.8
L J DD12-44 (180,45)	91.0	104.6	13.6	26.5
	288.2	308.0	19.8	26.9
L J DD12-45 (180, 45)	**112.9**	**191.2**	**78.3**	**63.1**
includes	**156.2**	**191.2**	**35.0**	**96.0**
	223.0	231.0	8.0	89.4
L J DD12-46 (0, 45)	**106.6**	**122.0**	**15.5**	**54.8**
	154.0	169.6	15.6	31.5
	208.2	217.0	8.8	55.7
L J DD12-47 (180, 45)	108.0	132.0	24.0	29.5
	175.7	**222.6**	**46.9**	**70.6**
Includes	175.7	192.4	16.7	92.5
L J DD12-48 (60, 45)	**72.0**	**84.0**	**12.0**	**90.2**
	193.5	202.5	9.0	56.7
	254.2	259.9	5.7	77.8

~450m
~2.5km
~1km
53 (CURRENTLY DRILLING)
Proposed Phase II Drilling Area (ongoing)
LB96-04R
SAC98-01
SAC98-02
SAC98-03
SAC98-04
SAC98-05
SAC98-06
2641400
2641000
2640600
2640200
609200
610000
610400
REVISED MAIN MINERALIZED TREND (MMT)
INITIAL RESOURCE AREA (JAN'12)
EXPANSION OF MMT (JAN-MAY 2012)
ANTICLINE
STOCKWORK MINERALIZED ZONE
FELDSPAR PORPHYRY DIKE
ROAD
PROJECTED SIGNIFICANT INTERCEPT (APRIL-MAY 2012)
HISTORIC HOLE
VALIDATED HISTORIC HOLE
SVL DRILL HOLE
SVL DRILL HOLE PROPOSED
DUMP
SMALL OLD WORKING
UNDERGROUND WORK
CONTOUR INTERVAL (10 m)
GRAPHIC SCALE
50 0 50 200m
SilverCrest de México S.A. de C.V.
LA JOYA PROJECT
POANAS MUNICIPALITY, DURANGO DGO.
GEOLOGIC AND DRILL HOLE MAP
NEF
1:2,000
MAY 2012

Note: All proposed holes are subject to change. Projected drill hole intercepts are approximate.